Exhibit 99.3

Global Mofy Reports YoY 34.2% Increase in Revenue for the Six Months Ended March 31, 2025, Driven by Continued Efforts in R&D

●	Revenue achieved $26.7 million, up 34.2% from $19.9 million.

●	R&D investments totaled $5.8 million, up from $0.8 million in the same period last year.

●	Net Income was $5.0 million, or $1.19 per share.

BEIJING, August 18, 2025 — Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual technology services and digital assets development for use in the broader digital content industry, today reported its financial results for the six months ended March 31, 2025, showing strong revenue growth of 34.2%, driven by increases in both virtual technology services and digital asset development business lines.

“The revenue growth in the first half of 2025 clearly demonstrates the ongoing efforts and contributions of the Global Mofy team in driving the company’s innovation and technological advancements. It also reflects the growing demand in the market for Global Mofy’s AI-driven virtual content solutions and 3D digital assets, as well as our leadership position in the industry. Despite some operational cost increases, our continued focus on innovation and AI integration sets us up for further growth,” said Haogang Yang, founder and CEO of Global Mofy. “The future of content creation is being reshaped by generative AI technologies, and we remain committed to leading this transformation.”

“In terms of research and development, while our previous R&D investments were relatively modest, we recognize the critical role of innovation in our continued growth. Starting in 2025, with the establishment of Gauss AI Lab and the ongoing expansion of our 3D digital asset library, we are significantly increasing our R&D focus. As a fast-growing company, it is crucial that we invest in cutting-edge technologies, and this expanded R&D initiative will help fuel the future growth of our business, ensuring that we remain at the forefront of the AI-driven digital content industry.”

Financial Results for the Six Months Ended March 31, 2025

●	Revenue for the six months ended March 31, 2025 increased by 34.2% to $26.7 million, from $19.9 million in the same period last year. This revenue increase reflects the recovery in the digital content and entertainment industry, as well as strong growth in virtual technology services and digital asset development, both benefiting from AI-driven innovations.

●	Cost of revenues increased by 84.3% to $14.9 million, compared to $8.1 million in the same period last year. The increase is primarily due to higher amortization costs of digital assets, which were allocated to this period.

●	Gross profit was $11.8 million, a slight decrease of 0.1% compared to $11.8 million in the previous year. The strong revenue growth was tempered by increased costs associated with the expanded digital asset development and AI technology development efforts. Nonetheless, gross margin for Virtual technology services increased to 36.9% from 28.5% last year, due to the completion of higher-margin projects in the first half of 2025.

●	Operating expenses increased to $10.1 million, from $5.1 million in the same period last year. This increase was largely driven by a rise in research and development (R&D) expenses, totaling $5.8 million. The Company’s strategic focus on AI-driven innovation, particularly through the Gauss AI Lab and the development of new digital assets, drove these investments. While this increased operational expenditure temporarily impacted profits, it is expected to fuel long-term growth.

●	Operating income was $1.7million, compared to $6.7 million in the same period last year. The decrease is primarily due to the rise in operating expenses, including substantial increases in R&D investments and amortization costs for digital assets. However, the company continues to maintain a strong operational model and anticipates that these investments will pay off in the longer term.

●	Net income was $5 million, or $1.19 per share, compared to $10.3 million, or $5.56 per share in the same period last year.

●	R&D investments were $5.8 million, up from $0.8 million in the same period last year. This increase is driven by the expansion of the Gauss AI Lab and higher technical service fees. The Company is positioning itself as a leader in generative AI content creation, and these investments are essential to ensure its continued technological edge.

●	Total current assets as of March 31, 2025, stood at $14.0 million, including $6.0 million in cash and short-term investments. This provides a solid liquidity position to support Global Mofy’s ongoing growth initiatives.

Operational and Strategic Highlights

Global Mofy achieved progress since its previous earnings announcement in these areas:

●	Global Mofy Recognized as a Beijing “Specialized and New” SME by the Municipal Bureau of Economy and Information Technology. This recognition underscores Global Mofy’s unwavering commitment to innovation, specialized expertise, and its dedication to advancing emerging technologies.

●	Launch of “Mofy Clips” Brand to Expand Presence in the Short Drama Market: The Company has announced the official launch of its short drama brand, “Mofy Clip.” As part of this initiative, the Company participated as a co-producer with China Literature, a pioneer in China’s online literature market, in a newly released short drama under China Literature’s short drama brand, Yuewen Short Drama, further solidifying its commitment to the fast-growing short drama market. Yuewen Short Drama is one of the leading short drama producers in China.

●	Launch of Gauss AI Lab: a fully integrated AI ecosystem that unifies the Company’s existing technologies, products, and research and development (“R&D”) efforts into a comprehensive AI-powered content solution. Gauss AI Lab will be developed under Gauss Intelligence (Beijing) Technology Co., Ltd., a wholly owned subsidiary of the Company focusing on driving cutting-edge AI research and application development, which previously partnered with NVIDIA Omniverse to launch the Gausspeed generative AI platform.

●	Global Mofy Strategically Invests in Ethiopian Digital Freight Platform Wetruck AI: This strategic investment marks the Company’s first direct market entry into Africa and supports its broader global AI strategy. Wetruck AI is a digital freight platform headquartered in Ethiopia and represents an opportunity to apply AI technologies to advance logistics innovation in Africa, a high-growth, under-digitized sector.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd.
Investor Relations Department
ir@mof-vfx.com

GLOBAL MOFY AI LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	March 31, 2025	September 30, 2024
	(Unaudited)
ASSETS
Current Assets
Cash	$6,001,157	$8,068,560
Restricted cash	—	3,000,000
Accounts receivable, net	948,911	1,254,613
Advances to vendors, net	6,161,530	5,736,093
Due from related parties	19,017	19,665
Prepaid expenses and other current assets, net	916,848	967,613
Total current assets	$14,047,463	$19,046,544

Non-current assets
Long-term investment	275,607	284,998
Property and equipment, net	20,279	13,420
Intangible assets, net	49,439,095	38,796,262
Operating lease right-of-use assets	471,411	660,946
Advances to vendor – noncurrent	253,325	261,956
Prepaid expenses and other non-current assets, net	123,523	127,732
Total non-current assets	50,583,240	40,145,314
Total Assets	$64,630,703	$59,191,858

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank loans	$5,109,684	$5,397,521
Loans from third parties	22,738	23,512
Accounts payable	1,756,348	1,213,114
Advances from customers	5,222,810	3,837,621
Due to a related party	22,413	50,380
Tax payable	1,425,977	2,035,653
Accrued expenses and other liabilities	659,121	553,696
Operating lease liabilities – current	308,028	270,183
Total current liabilities	14,527,119	13,381,680

Non-current Liabilities
Operating lease liabilities – noncurrent	139,442	308,575
Warrant liability	850,054	—
Total non-current liabilities	989,496	308,575
Total Liabilities	15,516,615	13,690,255

Commitments

Equity:
Class A ordinary shares ($0.00003 par value, 30,000,000,000 shares authorized, 16,673,031 and 1,410,001 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively)*	500	42
Class B Ordinary Shares ($0.00003 par value, 4,000,000,000 shares authorized, 848,203 and 848,203 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively)	26	26
Additional paid-in capital	27,131,243	27,796,887
Statutory reserves	2,322,863	1,926,547
Accumulated earnings	20,380,510	15,737,191
Accumulated other comprehensive (loss)	(579,562)	187,118
Total GLOBAL MOFY AI LIMITED shareholders’ equity	49,255,580	45,647,811
Non-controlling interests	(141,492)	(146,208)
Total equity	49,114,088	45,501,603
Total liabilities and equity	$64,630,703	$59,191,858

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLOBAL MOFY AI LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$26,729,054	$19,918,959
Cost of revenues	(14,926,118)	(8,100,554)
Gross profit	11,802,936	11,818,405

Operating expenses:
Selling expenses	(78,369)	(361,792)
General and administrative expenses	(4,229,947)	(3,907,045)
Research and development expenses	(5,808,899)	(839,388)
Total operating expenses	(10,117,215)	(5,108,225)

Income from operations	1,685,721	6,710,180

Other income (expenses):
Interest income	25,227	204,254
Interest expenses	(145,354)	(117,858)
Issuance costs allocated to warrant liability	—	(823,846)
Change in fair value of warrant liability	3,734,131	6,743,319
Other income, net	24,095	40,134
Total other income, net	3,638,099	6,046,003

Income before income taxes	5,323,820	12,756,183
Income tax expense	(284,284)	(2,436,804)
Net income	5,039,536	10,319,379
Net loss attributable to non-controlling interest	(99)	(39)
Net income attributable to GLOBAL MOFY AI LIMITED	$5,039,635	$10,319,418

Comprehensive income
Net income	$5,039,536	$10,319,379
Foreign currency translation gain (loss)	(761,865)	24,399
Total comprehensive income	4,277,671	10,343,778
Comprehensive loss (gain) attributable to non-controlling interests	4,716	(1,511)
Comprehensive income attributable to GLOBAL MOFY AI LIMITED	$4,272,955	$10,345,289

Earnings per common share
– Basic*	$1.19	$5.56
– Diluted*	$0.87	$5.40

Weighted average number of common shares outstanding
– Basic*	4,220,721	1,855,372
– Diluted*	5,785,201	1,910,544

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 11).

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